NEWS RELEASE
Kelso Technologies Inc.
(The “Company” or “Kelso”)	November 17, 2016

Canada: TSX: KLS
United States: NYSE MKT: KIQ

KELSO TECHNOLOGIES INC. WHOLLY OWNED SUBSIDIARY KIQ INDUSTRIES INC.

Vancouver, British Columbia and Bonham, Texas, – Kelso Technologies Inc. (TSX: KLS) (NYSE MKT: KIQ) (“Kelso” or the “Company”) reports that further to the Company’s news release on November 15, 2016 that the Company has established operations for the development of patented technologies and conversion of existing commercial vehicles into heavy-duty, high-performance extreme terrain vehicles (ETVS) in Kelso’s wholly owned subsidiary KIQ Industries Inc. (“KIQ”) located in Bonham, Texas.

KIQ business plans include the production of ready-to-drive ETVS based on customer requirements utilizing their specified new or used trucks and/or SUVs. Conversion operations will be located in the Company’s Bonham, Texas facilities. Other ETVS revenues will be generated from the sales of our technology products and the licensing of our patented technologies to OEM producers of off-road vehicles.

Pre-production planning and tooling has begun and sales are expected to commence in 2017. New revenues are expected to be derived from customers requiring heavy duty ETVS performance technologies in applications in the military, railroad, police & border patrol, first responders, mining, forestry, oil, gas, electric transmission and recreational markets.

James R. Bond, CEO of the Company comments that: “Kelso is very pleased to expand its business model by initiating engineering design strategies in specialized transportation markets. The ETVS program represents a unique opportunity for Kelso to participate in a multi-billion dollar marketplace with new innovative technologies. These new markets, in addition to the growth of our railroad operations, are expected to generate new multi-million dollar revenue streams that will reduce our reliance on railroad revenues in recessionary times. Management continues to initiate new product strategies to secure a more stable and reliable growth of financial performance on behalf of its shareholders in the future.”

About Kelso Technologies

Kelso focuses on engineering innovative product solutions for a wide range of applications in transportation markets. Our railway operations deliver our proprietary equipment for use in the safe handling and containment of hazardous materials during transport. Our product development team successfully creates products that are specifically designed to provide economic and safe operational advantages while reducing the potential effects of human error and environmental harm. The Company has built its reputation as a reliable designer and supplier of AAR approved railway equipment that addresses the regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that we plan to produce ready-to-drive ETVS; that ETVS revenues will be generated from the sales of our technology products and the sub licensing of our technologies; that sales are expected to commence in 2017; that we have opportunities to develop business in the military, railroad, police & border patrol, first responders, mining, forestry, oil, gas, electric transmission and recreational markets; that our ETVS program represents a unique opportunity for Kelso to participate in a multi-billion dollar marketplace with new innovative technologies; that these new markets, in addition to the growth of our railroad operations, are expected to generate new multimillion dollar revenue streams that will reduce our reliance on railroad revenues in recessionary times; and that management continues to initiate new product strategies to secure a more stable and reliable growth of financial performance on behalf of its shareholders in the future. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the Company’s products may not work as well as expected; we may not be able to break in to new markets, because such markets are served by strong and embedded competitors or because of long term supply contracts; and we may not be able to grow and sustain anticipated revenue streams. We may have underestimated the cost of product development and the time it takes to bring products to market; we may not be able to finance our intended product development. Our products may not sell as well as expected, and competitors may offer better or cheaper alternatives to our products. Our technologies may not be patentable, and if patents are granted, we may not protect our investment in intellectual property if our patents are challenged. Our intended technologies may infringe on the intellectual property of other parties. We may not have any parties interested in licensing our technology as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J
www.kelsotech.com